Exhibit 99.4

ANNUAL 2017 REPORT

SILVER JUBILEE EDITION

25

YEARS

OF CONTINUOUS GROWTH

TEN LTD

TNP LISTED NYSE

Contents

Chairman's Letter	1
Board of Directors and Officers	5
Board Committees	6
Shareholder Information	6
Financial Statements	F pages

MARIA ENERGY

Chairman’s Letter

April 12, 2018

Dear Shareholders,

This year we are celebrating our twenty-five years as a public company and we’re doing this in great style!

Despite the difficult market environment throughout 2017, we recorded another profitable year, we are maintaining our dividend and we successfully completed the most ambitious state of the art new building program in our history. These are achievements we are all very proud of, as they clearly distinguish us from our peers.

Geopolitical events, demographic and technological developments around the world and more importantly, continuous regulatory changes, add more complexity and risks, even to the most prudent strategies and business plans, especially in the case of a globally operating shipping company. Systemically important economies across the developed and the emerging world, currently seem to be experiencing a simultaneous, yet not necessarily synchronized, recovery for different reasons each. This is very promising for the future of our business. However, the duration and magnitude of these recoveries is very difficult to predict, as rising income inequality, drastic changes in spending habits and record high personal, corporate and government debt around the world, create unpredictability moving forward.

In this very challenging global environment, TEN executive management and employees need to be congratulated for delivering, for yet another year, high quality results on all fronts, benefiting its customers, its shareholders and its employees.

Our clear strategy to lock-in more than 70% of our fleet in long-term charters, early enough in the previous cycle, with a substantial portion of “profit sharing” agreements, has proved to be the right one. It has helped to create an invaluable buffer of healthy income in poor markets and plenty of upside going forward. As a second equally valuable achievement, our team continues to drive operating excellence by steadily reducing costs and securing record fleet utilization.

I wish to use this opportunity to congratulate and thank my fellow board members for supporting and guiding executive management, especially through their work in the board committees, in the design and effective execution of our strategic plan, while promoting the high governance standards of TEN, a company we’re all very proud to being part of.

Moving ahead, we all commit to continue focusing on growing the business prudently and effectively, developing further our “Industrial model”, leveraging off our strong client relationships and our well proven deep

1

knowledge and understanding of the markets. Financial results will always be a derivative of all of the above and we are confident that we will continue to deliver value to our shareholders, as evidenced by our proven track record.

We are particularly happy to see our investor base growing steadily in the last few years, reaching now a much broader spectrum of global participants, despite volatile markets. This proves that the value TEN offers as a company is being increasingly recognized. Shipping is a relatively new asset class in public markets and as investors increase their understanding of the sector, it is only natural that they are able to better distinguish and identify real value among the various operators.

Congratulations once again to Nikos Tsakos and his team for their great performance in 2017 and for placing TEN in an ideal position to greatly benefit from a market improvement going forward in 2018 and beyond.

Takis Arapoglou
Chairman

COMMANDER, EIGHTH COAST GUARD DISTRICT NEW ORLEANS, LOUISIANA 70130-3310 January 12, 2018

Dear Captain Kim, Dong Hwan,

I am writing to express my sincere gratitude for M/V HERCULES I’s outstanding contribution during the 6th and 7th of January, 2018, while searching for a downed United States aircraft in International waters, 320 nautical miles south of Louisiana. As the first and only surface asset to respond to the AMVER alert, you provided the U.S. Coast Guard with critical on-scene observations. Your efforts greatly assisted our search and rescue planners by relaying on-scene weather, performing precise search patterns, and communicating with on-scene air assets to investigate debris in the search area. The crew of M/V HERCULES I exhibited profound dedication to this mission, garnering 12 search hours and covering more than 134 square nautical miles. With this outstanding selflessness, you have the everlasting thanks of the family and United States Coast Guard. Thank you for a job well done and Semper Paratus!

Sincerely,

PAUL F. THOMAS

Rear Admiral, U.S. Coast Guard

Megaron Makedonia

367 syngrou avenue

Ktirio Macedonia, PO box 79122, palaio faliro,

Greece, 17564

Board of Directors and Officers

EFSTRATIOS GEORGIOS ARAPOGLOU | CHAIRMAN OF THE BOARD

Mr. Arapoglou is a Corporate Advisor with a long international executive career in Corporate and Investment Banking, International Capital Markets and in managing, restructuring and advising financial institutions. He was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE Group, operating in the Middle East and Africa (2010-2013). Earlier, he was Chairman and Chief Executive Officer of the National Bank of Greece Group (2004-2009), Chairman of the Hellenic Banks Association (2005-2009) and Managing Director of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served in several boards of publicly listed companies in Europe, the Middle East and Africa, as well as on Boards of Educational Foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman and member of the compensation committee of Titan Cement SA, listed on the Athens SE; board member and member of the compensation committee of EFG Hermes Holding SAE, listed in Cairo and the London SE; board member of the audit and risk committee of Credit Libanais SAL and board member of Bank Alfalah, listed in Karachi, Pakistan, representing the International Finance Corporation (IFC) World Bank. He is a member of the International Board of Advisors of Tufts University in Boston, and a member of the Business Advisory Council for the International MBA program of Athens University of Economics and Business. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities.

MICHAEL G. JOLLIFFE | CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is a director of Coldharbour Marine, a company manufacturing equipment for the marine industry and quoted on the AIM market. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 50 LPG carriers, three product carriers and one crude oil tanker and has an agreement to acquire one LPG newbuilding carrier. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

EFTHIMIOS E. MITROPOULOS, KCMG | DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition and Patron of two international maritime organizations. He is a member of several shipping societies in Greece and the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmö, Sweden.

ARISTIDES A.N. PATRINOS, Ph.D | DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara, California, USA. He is also a Distinguished Industry Professor of Mechanical and Biomolecular Engineering at New York University (currently on leave). Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the board of directors of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the board of directors of Data Cubed, Inc. (since June 2016) a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the translational medicine program of the University of Pittsburgh, and the Research Council of the State University of New York. From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University. During 2016, Dr. Patrinos was Senior Adviser to USA Department of Energy Secretary Ernest Moniz. Since January 2018 he is a consultant to the Nuclear Thread Initiative, a foundation based in Washington, DC, dedicated to the prevention of nuclear and bioterror threats.

MARIA VASSALOU Ph.D | DIRECTOR

Maria Vassalou is Partner and Portfolio Manager for the PWP Global Macro Strategy, a liquid fund invested in global equities, fixed income, currencies, commodities and credit. Dr. Vassalou joined Perella Weinberg Partners in 2013 from MIO Partners, a subsidiary of McKinsey & Company, where as a Portfolio Manager she managed a similar global macro investment strategy in a dedicated legal entity, and as Head of Asset Allocation she provided counsel on allocation for liquid assets within MIO’s portfolio. Prior to joining MIO in 2012, Dr. Vassalou was a Global Macro Portfolio Manager at SAC Capital Advisors, LP. She joined SAC in 2008 from Soros Fund Management where she was responsible for global quantitative research, as well as the development and management of global quantitative trading strategies. Prior to her career in asset management, Dr. Vassalou was an Associate Professor of Finance at Columbia Business School which she joined in 1995. Dr. Vassalou is a Past President of the European Finance Association and was the Chair of the 2008 European Finance Association Meetings. A Research Affiliate of the Centre for Economic Policy Research (CEPR) in London for many years, Dr. Vassalou is a past member of the Academic Advisory Board of the Vienna-based Guttmann Center of Competence in Portfolio Management. Dr. Vassalou received a Bachelor of Arts in Economics from the University of Athens and she holds a Ph.D. in Financial Economics from London Business School.

NICHOLAS F. TOMMASINO | DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services (“D&T”). With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, professional services firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (including Chairman) and chaired the D&T executive Committee. He serves as a Trustee and Vice President of the Madison Square Boys and Girls Club. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College.

5

NIKOLAS P . TSAKOS, Dr. | FOUNDER, PRESIDENT & CHIEF EXECUTIVE OFFICER

Mr. Tsakos is the Founder, President and Chief Executive Officer of the Company. He has been involved in ship management since 1981. He comes from a traditional Chios shipping family, has extensive seafaring experience and served as an officer in the Hellenic Navy. Mr. Tsakos is the Chairman of the Independent Tanker Owners Association (INTERTANKO) and the former President of the Hellenic Marine Environment Protection Association (HELPEPA). He also sits on the boards of a number of other organisations and associations. He graduated from Columbia University in New York with a degree in Economics and Political Science in 1985 and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School for his pioneering work in the equity financial markets relating to shipping companies.

GEORGE V. SAROGLOU | CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of Tsakos. He graduated from McGill University in Canada in 1987 with a Bachelor’s Degree in Science (Mathematics).

PAUL DURHAM | CHIEF FINANCIAL OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants in England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VASILEIOS PAPAGEORGIOU | CHIEF MARINE OFFICER

Mr. Papageorgiou is our CMO. He heads the newbuilding section of our business and technically led the recent successful large scale fleet expansion & renewal plan. For the past 13 years Mr Papageorgiou has overseen the construction of more than 70 vessels of diverse type and range. He has an extended technical academic background holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management & Economics. Mr. Papageorgiou initiated his career 50 years ago being employed for a period of 5 years in the Greek ship & repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard & Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980, Mr Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship & Engine Surveyor in the Far East area. He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for first time by an Engineer of Greek nationality. Successively Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans & Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

Board Committees

AUDIT COMMITTEE Nicholas F. Tommasino - Chairman Efstratios Georgios Arapoglou Maria Vassalou	BUSINESS DEVELOPMENT AND CAPITAL MARKETS COMMITTEE

Michael G. Jolliffe - Chairman
Efstratios Georgios Arapoglou
George V. Saroglou
CORPORATE GOVERNANCE	Nikolas P. Tsakos
NOMINATION AND COMPENSATION	Maria Vassalou
COMMITTEE
Aristides A.N. Patrinos - Chairman Efstratios Georgios Arapoglou Efthimios E. Mitropoulos Nicholas F. Tommasino Maria Vassalou	OPERATIONAL, SAFETY AND
ENVIRONMENTAL COMMITTEE
Efthimios E. Mitropoulos - Chairman
Michael G. Jolliffe
Vasileios Papageorgiou*
Aristides A. N. Patrinos
* (Non-Director)

Shareholder Information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock

Exchange under the symbol:    NYSE - TNP    BERMUDA - TEN

As of December 31, 2017, the Company had 86,319,583 common shares outstanding. The company has issued four series of preferred shares that are listed on the NYSE with the following details:

8.0% Series B - Ticker Symbol (TNP.B) - with 2,000,000 preferred shares issued and outstanding.

8.625% Series C - Ticker Symbol (TNP.C) - with 2,000,000 preferred shares issued and outstanding.

8.75% Series D - Ticker Symbol (TNP.D) - with 3,424,803 preferred shares issued and outstanding.

9.25% Series E - Ticker Symbol (TNP.E) - with 4,600,000 preferred shares issued and outstanding.

Transfer Agent & Registar for the shares	Independent Auditors
Mailing addresses: • Shareholder correspondence should be mailed to: Computershare By Regular Mail PO BOX 505000 Louisville, KY 40233-5000 • Overnight correspondence should be sent to: Computershare

Ernst & Young (Hellas)

Certified Auditors-

Accountants S.A.

8B Chimarras, 151 25,

Maroussi, Greece

Legal Counsel (New York)

Morgan, Lewis & Bockius, LLP

101 Park Avenue New York,

NY 10178

U.S.A

Legal Counsel (London)

462 South 4th Street Suite 1600 Louisville, KY 40202 Computershare Phone #: 1-800 522 6645 Outside the U.S. Phone: 201-680-6578	HFW Friary Court, 65 Crutched Friars London, EC3N 2AE United Kingdom
Questions & Inquiries via our Website:
http://www.computershare.com
Hearing Impaired # TDD: 1-800-952-9245

Stock information may be accessed through:

Bloomberg under:	“TNP US”	“TNP BH”
Reuters under:	“TNP.N”

A copy of the Company’s Annual Report on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:

George V. Saroglou,

Chief Operating Officer: gsaroglou@tenn.gr

Paul Durham,

Chief Financial Officer: pdurham@tenn.gr

Harrys Kosmatos,

Corporate Development Officer: hkosmatos@tenn.gr

6

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2017 was effective.

Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: April 4, 2018

7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2017

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 4, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 4, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on Internal Control over Financial Reporting

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 4, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based On our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Athens, Greece

April 4, 2018

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$189,763	$187,777
Restricted cash	12,910	9,996
Accounts receivable, net	27,364	38,252
Due from related parties (Note 2)	14,210	6,730
Advances and other	19,061	24,226
Vessels held for sale (Note 1(j))	17,500	68,410
Inventories	16,293	18,756
Prepaid insurance and other	1,577	1,842
Current portion of financial instruments-Fair value (Note 14)	5,715	2,322

Total current assets	304,393	358,311

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion (Note 14)	1,430	5,166
LONG TERM RECEIVABLE (Note 4)	13,000	—
FIXED ASSETS (Note 4)
Advances for vessels under construction	1,650	216,531
Vessels	3,953,599	3,479,037
Accumulated depreciation	(925,195)	(801,976)

Vessels’ Net Book Value	3,028,404	2,677,061

Total fixed assets	3,030,054	2,893,592

DEFERRED CHARGES, net (Note 5)	23,759	19,506

Total assets	$3,373,636	$3,277,575

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$225,883	$288,135
Payables	46,916	52,511
Due to related parties (Note 2)	7,442	5,892
Accrued liabilities	43,693	34,707
Unearned revenue	13,611	8,428
Current portion of financial instruments-Fair value (Note 14)	1,378	3,613

Total current liabilities	338,923	393,286

LONG-TERM DEBT, net of current portion (Note 6)	1,525,986	1,465,720

FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion (Note 14)	589	1,119
STOCKHOLDERS’ EQUITY
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding at December 31, 2017. 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding at December 31, 2016.	12,025	7,400
Common shares, $ 1.00 par value; 175,000,000 shares authorized at December 31, 2017 and 185,000,000 shares authorized at December 31, 2016;87,338,652 shares issued and 86,319,583 shares outstanding at December 31, 2017 and 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016.	87,339	87,339
Additional paid-in capital	857,998	752,001
Cost of treasury stock	(5,736)	(20,173)
Accumulated other comprehensive loss	(5,305)	(4,313)
Retained earnings	547,937	582,889

Total Tsakos Energy Navigation Limited stockholders’ equity	1,494,258	1,405,143
Noncontrolling Interest	13,880	12,307

Total stockholders’ equity	1,508,138	1,417,450

Total liabilities and stockholders’ equity	$3,373,636	$3,277,575

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2017	2016	2015
VOYAGE REVENUES:	$529,182	$481,790	$587,715
EXPENSES:
Voyage expenses	113,403	106,403	131,878
Charter hire expense	311	—	—
Vessel operating expenses	173,864	146,546	142,117
Depreciation and amortization	139,020	113,420	105,931
General and administrative expenses	26,324	25,611	21,787
Loss (Gain) on sale of vessels	3,860	—	(2,078)
Vessels impairment charge	8,922	—	—

Total expenses	465,704	391,980	399,635

Operating income	63,478	89,810	188,080

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(56,839)	(35,873)	(30,019)
Interest income	1,082	623	234
Other, net	1,464	1,935	128

Total other expenses, net	(54,293)	(33,315)	(29,657)

Net income	9,185	56,495	158,423
Less: Net income attributable to the noncontrolling interest	(1,573)	(712)	(206)

Net income attributable to Tsakos Energy Navigation Limited	$7,612	$55,783	$158,217

Effect of preferred dividends	(23,776)	(15,875)	(13,437)
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(16,164)	39,908	144,780
(Loss) Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(0.19)	$0.47	$1.69

Weighted average number of shares, basic and diluted	84,713,572	84,905,078	85,827,597

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars)

	2017	2016	2015
Net income	$9,185	$56,495	$158,423
Other comprehensive income
Unrealized gains (losses) from hedging financial instruments
Unrealized (loss) gain on interest rate swaps, net	(992)	6,414	(437)

Comprehensive income	8,193	62,909	157,986

Less: comprehensive income attributable to the noncontrolling interest	(1,573)	(712)	(206)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$6,620	$62,197	$157,780

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars-except for share and per share data)

			Additional				Accumulated Other	Tsakos Energy		Total
	Preferred	Common	Paid-in	Treasury stock		Retained	Comprehensive	Navigation	Non controlling	Stockholders’
	Shares	Shares	Capital	Shares	Amount	Earnings	Loss	Limited	Interest	Equity
BALANCE December 31, 2014	$4,000	$84,712	$650,536			$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income						158,217		158,217	206	158,423
- Issuance of 2,626,357 Common Shares		2,627	23,081					25,708		25,708
- Issuance of 8.75% Series D Preferred Shares	3,400		78,384					81,784		81,784
- Cash dividends paid ($0.06 per common share)						(15,563)		(1 5,563)		(15,563)
- Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
- Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
- Dividends paid on Series D Preferred Shares						(4,318)		(4,318)		(4,318)
- Other comprehensive loss							(437)	(437)		(437)

BALANCE December 31, 2015	$7,400	$87,339	$752,001	—	$—	$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income						55,783		55,783	712	56,495
- Purchases of Treasury stock				3,705,286	(20,683)			(20,683)		(20,683)
- Shares granted to non-executive directors				(87,500)	510			510		510
- Cash dividends paid ($0.08 and $0.05 per common share)						(24,483)		(24,483)		(24,483)
- Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
- Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
- Dividends paid on Series D Preferred Shares						(7,438)		(7,438)		(7,438)
- Other comprehensive income							6,414	6,414		6,414

BALANCE December 31, 2016	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						7,612		7,612	1,573	9,185
- Issuance of 9.25% Series E Preferred Shares	4,600		105,896					110,496		110,496
- Issuance of Series D Preferred Shares	25		508					533		533
- Sale of Common Shares			(407)	(2,488,717)	13,848	(2,588)		10,853		10,853
- Shares granted to non-executive directors				(110,000)	589	(102)		487		487
- Cash dividends paid ($0.05 per common share)						(17,066)		(17,066)		(17,066)
- Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
- Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
- Dividends paid on Series D Preferred Shares						(7,485)		(7,485)		(7,485)
- Dividends paid on Series E Preferred Shares						(6,885)		(6,885)		(6,885)
- Other comprehensive loss							(992)	(992)		(992)

BALANCE December 31, 2017	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars)

	2017	2016	2015
Cash Flows from Operating Activities:
Net income	$9,185	$56,495	$158,423
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	131,873	107,089	99,571
Amortization of deferred dry-docking costs	7,147	6,331	6,360
Amortization of loan fees	4,152	1,742	1,268
Stock compensation expense	487	510	—
Change in fair value of derivative instruments	(3,692)	(5,232)	(8,908)
Loss (Gain) on sale of vessels	3,860	—	(2,078)
Gain on extinguishment of debt, net	—	—	(3,208)
Vessels impairment charge	8,922	—	—
Payments for dry-docking	(12,532)	(11,606)	(8,368)
(Increase) Decrease in:
Receivables, net	8,573	(5,448)	(9,191)
Inventories	2,463	(4,346)	1,531
Prepaid insurance and other	265	(75)	638
Increase (Decrease) in:
Payables	(4,045)	23,399	(8,184)
Accrued liabilities	8,986	5,344	4,175
Unearned revenue	5,183	(3,849)	2,380

Net Cash provided by Operating Activities	170,827	170,354	234,409

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	—	(109,557)	(156,581)
Vessel acquisitions and/or improvements	(293,347)	(466,518)	(60,934)
Proceeds from sale of vessels	51,550	—	42,761

Net Cash used in Investing Activities	(241,797)	(576,075)	(174,754)

Cash Flows from Financing Activities:
Proceeds from long-term debt	397,092	777,536	227,437
Financing costs	(3,177)	(6,420)	(2,543)
Payments of long-term debt	(400,053)	(411,587)	(242,367)
(Increase) Decrease in restricted cash	(2,914)	5,334	(2,996)
Sale of treasury stock, net	10,853	—	—
Proceeds from preferred stock issuance, net	111,029	—	81,784
Repurchase of Common Shares	—	(20,683)	—
Cash dividends	(39,874)	(40,358)	(33,401)

Net Cash provided by Financing Activities	72,956	303,822	27,914

Net increase (decrease) in cash and cash equivalents	1,986	(101,899)	87,569
Cash and cash equivalents at beginning of period	187,777	289,676	202,107

Cash and cash equivalents at end of period	$189,763	$187,777	$289,676

Interest paid
Cash paid for interest, net of amounts capitalized	$56,580	$35,339	$29,564

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2017 and 2016, the Holding Company consolidated one variable interest entity (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude oil and product carriers and two LNG carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)	Comprehensive income: The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income (loss) on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

(e)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)	Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2017 and 2016). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(g)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method. In July 2015, the FASB issued ASU No. 2015-11 -Inventory, as part of FASB Simplification Initiative, according to which the entities are required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This update was effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years prospectively. During fiscal year 2017, the Company adopted the aforementioned update, which did not impact its results of operations, financial position or cash flows, in the current and previous interim and annual reporting periods.

(h)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2017, indicated an impairment charge of $8,922 (Note 4). No impairment charge was indicated as of December 31, 2016, and December 31, 2015.

(J)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2017, the Company considered that the VLCC Millennium met the criteria to be classified as held for sale. At December 31, 2016 and 2015, the two suezmaxes Eurochampion 2004 and Euronike were classified as held for sale.

(k)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Until December 31, 2013, for vessels older than ten years, the Company estimated that the next dry-docking would be due in two and a half years. However, according to Classification Society regulations, vessels can defer dry-docking costs for five years during their first fifteen years of life, instead of during the first ten years of life as previously estimated. This change in estimate does not have a material effect in the years ended December 31, 2017 and 2016 and is not expected to have a material effect in the following years. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(I)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, is presented as a reduction of long-term debt.

(m)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2017, 2016 and 2015 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2017	2016	2015
A	14%	13%	14%
B	11%	13%	10%
C	10%	9%	9%
D	9%	7%	8%

(n)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two liquefied natural gas (LNG) carriers which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(o)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its the fair value and realized payments or receipts upon exercise of the options are recognized in the Statement of Comprehensive Income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(p)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(q)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. At December 31, 2017, the sale and leaseback transactions for two vessels resulted in operating leases (Note 4).

(r)	Stock Based Compensation: The Company has a share-based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 8). On January 1, 2017, the Company adopted ASU No. 2016-09, Compensation -Stock Compensation: Improvements to Employee Share-Based Payment Accounting, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company’s results of operations, cash flows and net assets for any period.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(s)	Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

New Accounting Pronouncements - Not Yet Adopted

In January 2016, the FASB issued ASU No. 2016-01 - Financial Instruments - Overall (Subtopic 825-10), which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This Update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In a recent update, targeted improvements were proposed to the accounting standards that provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. If the targeted improvements are approved, we intend to apply the alternative transition method and intend to elect the practical expedient for lessors for presentation purposes. The Company is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. With respect to leases whereby we are the lessee, we are currently expecting to recognize lease liabilities and offsetting “right of use” assets upon adoption. The future lease obligations disclosed in Note 4, Vessels, provide some insight to the estimated impact of adoption for us as a lessee. We are currently evaluating any other impacts ASC 842, including any newly issued guidance, will have on our consolidated financial statements and related disclosures.

In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU No. 2016-10 - Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU No. 2016-12 - Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (3) “Noncash Consideration,” (4) “Contract Modifications at Transition,” (5) “Completed Contracts at Transition,” and (6) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company adopted this new revenue guidance effective January 1, 2018, utilizing the modified retrospective method, and will expand its consolidated financial statement disclosures in order to comply with the update. The Company estimates that the adoption of this standard results in a decrease in the opening retained earnings balance as of January 1, 2018 of $2,219. As the Company finalizes its assessment, the Company continues to evaluate the requirements of this standard and complete other implementation activities such as implementing new procedures, finalizing the adoption date adjustment and drafting disclosures.

In June 2016, the FASB issued ASU No. 2016-13 - Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

In August 2016, the FASB issued ASU No. 2016-15 - Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of any corporate-owned life insurance policy (“COLI”) (including any bank-owned life insurance policy (“BOLI”)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In November 2016, the FASB issued ASU No. 2016-18 - Statement of Cash Flows (Topic 230) - Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period; however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In January 2017, the FASB issued ASU 2017-01 - Business Combinations (Topic 805) to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as an acquisition (or disposal) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2017	2016	2015
Tsakos Shipping and Trading S.A. (commissions)	6,532	5,989	7,550
Tsakos Energy Management Limited (management fees)	19,480	16,935	16,032
Tsakos Columbia Shipmanagement S.A. (special charges)	1,518	2,136	2,234
Argosy Insurance Company Limited (insurance premiums)	10,199	9,036	9,386
AirMania Travel S.A. (travel services)	5,404	4,866	4,298

Total expenses with related parties	43,133	38,962	39,500

Balances due from and due to related parties are as follows:

	December 31,
	2 017	2016
Due from related parties
Tsakos Columbia Shipmanagement S.A.	14,210	6,730

Total due from related parties	14,210	6,730

Due to related parties
Tsakos Energy Management Limited	728	417
Tsakos Shipping and Trading S.A.	313	759
Argosy Insurance Company Limited	5,947	4,285
AirMania Travel S.A.	454	431

Total due to related parties	7,442	5,892

There was also, at December 31, 2017, an amount of $125 ($552 at December 31, 2016) due to Tsakos Shipping and Trading S.A. and $68 ($24 at December 31, 2016) due to Argosy Insurance Company Limited, included in accrued liabilities, which relate to services rendered by these related parties, but not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. In addition, the fees may be increased if there is a material unforeseen increase in the costs of providing the management services, in which case the amount of such fee increase will be agreed between both parties. There was no increase in monthly fees based on these criteria in 2017, 2016 and 2015. In 2017, 2016 and 2015, the monthly fees for operating conventional vessels were $27.5, and $20.4 for vessels chartered out on a bare-boat basis and $35.0 for the DP2 shuttle tankers. In 2017, 2016and 2015, the monthly fees for LNG carriers amounted to $36.3, $35.8 and $35.8, respectively. From the above fees, in 2017 a third-party manager was paid $26.3 for the LNG carriers, Maria Energy and Neo Energy and $14.2 for each of the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess and the VLCCs Ulysses, Millennium and Hercules I.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In 2016, a third-party manager was paid $25.8 for the LNG carriers, $13.9 for each of the suezmax Eurochampion 2004, the aframax Maria Princess and the VLCC Ulysses and $14.2 for the aframax Sapporo Princess. In 2015, a third-party manager was paid $10.0 for the LNG carrier Neo Energy, $13.9 for the VLCC Millennium until November 5, 2015 and $12.0 for the suezmax Eurochampion 2004. In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2017, 2016 and 2015, an award of $575, $2,575 and $1,142 respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive income. In addition, a special award of $575 was paid to the Management Company in relation to capital raising offerings in 2017. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings in 2015 and $460 was paid in 2015 in relation to capital raising offerings in 2014. These awards relating to offerings have been included as a deduction of additional paid in capital in the accompanying consolidated Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at anytime upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days’ notice, and the Holding Company would be obligated as at December 31, 2017, to pay the Management Company an amount of approximately $160,741 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2017, are:

Year	Amount:
2018	19,787
2019	19,787
2020	19,787
2021	19,787
2022	19,787
2023 to 2027	88,443

187,378

Management fees for vessels are included in the accompanying Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2017, 2016 and 2015. These fees in total amounted to $590, $3,016 and $3,346 for 2017, 2016 and 2015, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency. As of December 31, 2017, TCM has made advances to TMPI as a manning agent amounting to $2.6 million, included in Advances and other.

(c)	Tsakos Shipping and Trading S.A. (‘Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2015, the handysize tanker Delphi and the suezmax tanker Triathlon were sold to client companies of Tsakos Shipping. For this service, Tsakos Shipping charged a brokerage commission of $215 which was 0.5% of the sale price of the vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. In 2016 and 2015, no such fee was charged. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company. During 2017, 2016 and 2015, a ship brokerage company affiliated with a non-executive member of the Board of Directors, received $0.1 million, $0.2 million and $0.3 million, commissions, respectively, for brokerage services provided to the Company in relation to the charter of vessels owned by three of the Company’s subsidiaries. In 2017 the same company earned $0.3 million in commission relating the acquisition of the VLCC Hercules I. In 2016, the same company earned $0.3 million in commission relating the acquisition of the VLCC Ulysses. No respective commissions were charged in 2015. All such arrangements were performed in the ordinary course of the Company’s business and at terms standard to industry practice.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2017 and 2016, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2017, 2016 and 2015.

4.	Vessels

Acquisitions

During 2017, the Company acquired its newbuild VLCC tanker Hercules I for $101,208, the newbuild aframaxes Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS for $294,494 in total and the newbuild shuttle tanker Lisboa for $108,492. During 2016, the Company acquired the suezmax tanker Decathlon for $64,992, the newbuild aframaxes Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS for $223,291 in total, the two newbuild panamaxes Sunray and Sunrise for $101,584 in total, the newbuild VLCC Ulysses for $100,189 and the newbuild LNG Maria Energy for $239,029.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Sales

There were no vessel sales in 2016 or, other than the transactions described below under “-Sale and Leaseback,” in 2017. On July 16, 2015 and july 17, 2015, the Company sold the handysize tanker Delphi and the suezmax tanker Triathlon, for net proceeds of $42,761 in total, realizing a total net gain of $2,078. The capital gains from the sale of vessels are separately reflected in the accompanying 2015 Consolidated Statement of Comprehensive Income.

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes previously classified as Held for Sale, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. There was a total loss on sale of the vessels of $3,860, which was recorded in the fourth quarter of 2017. Under these leaseback agreements, there is a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. The Company analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in ASC 840, and determined that these agreements qualified as operating leases.

Charter hire expense

As at December 31, 2017, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $53,844, comprised of $10,822 (2018), $10,822 (2019), $10,852 (2020), $10,822 (2021), and $10,526 (2022). The Company recognizes the expense from these charters, which is included in timecharter hire expense, on a straight-line basis over the term of the charters.

Impairment

As of December 31, 2017, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for two of the Company’s vessels; Silia T and Millennium. Consequently, the carrying value of these two vessels, totaling $44,672, has been written down to $35,750, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 14(c)). The resulting impairment charge was $8,922 and is reflected in the accompanying Consolidated Statements of Comprehensive Income. As of December 31, 2016, and 2015 there were no impairment charges.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $23,759 and $19,506, at December 31, 2017 and 2016, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income.

6.	Long -Term Debt

Facility	2017	2016
(a) Credit Facilities	250,104	344,564
(b) Term Bank Loans	1,512,978	1,421,479

Total	1,763,082	1,766,043
Less deferred finance costs, net	(11,213)	(12,188)
Total long-term debt	1,751,869	1,753,855
Less current portion of debt	(228,967)	(291,111)
Add deferred finance costs, current portion	3,084	2,976

Total long-term portion, net of current portion and deferred finance cost	1,525,986	1,465,720

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(a)	Credit facilities

As at December 31, 2017, the Company had two open reducing revolving credit facilities, both of which are reduced in semi-annual installments, and one open facility which has both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between October 2018 and April 2019. At December 31, 2017, there was no available unused amount. Interest is payable at a rate based on LIBOR plus a margin. At December 31, 2017, interest on these facilities ranged from 2.00% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2017, amounted to $1,512,978. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments with balloon payments mainly due at maturity between September 2018 and January 2027. Interest rates on the outstanding loans as at December 31, 2017, are based on LIBOR plus a spread.

On May 23, 2017, the Company signed a new four-year bank loan for $122,500 relating to the refinancing of the aframax tankers Izumo Princess and Asahi Princess, the handysize product carrier Aegeas, the two panamax tankers World Harmony and Chantal and the two suezmax tankers Archangel and Alaska with matured debts between June 2017 and February 2018. The final drawdown amounts to $117,162. The loan is repayable in eight semi-annual installments with the first four amounting to $8,283 and the second four amounting to $7,312, commencing six months after the first drawdown date, plus a balloon of $54,782 payable together with the last installment.

On September 15, 2017, the Company signed a new seven and half year loan for $85,000 relating to the refinancing of the suezmax shuttle tanker Lisboa. The Company repaid the amount of $73,500 which was outstanding at the refinancing date and drew down $85,000 on the same date. The new loan is repayable in fifteen semi-annual installments of $2,833.33 commencing six months after the drawdown date, plus a balloon of $42,500 payable together with the last installment.

On December 21, 2017, the Company prepaid the amount of $35,994 to lenders due to sale of the two suezmax tankers Eurochampion 2004 and Euronike (Note 4).

On February 15, 2018, the Company signed a new five-year loan relating to the refinancing of eleven vessels with matured debts between October 2018 and April 2019. The total amount of the loan amounts to $162,575 and was drawn on April 3, 2018. The new loan is repayable in ten semi-annual installments of $11,561, commencing six months after the drawdown date, plus a balloon of $46,965 payable together with the last installment. On April 4, 2018, the Company prepaid $181,168 relating to the outstanding debt on the above eleven vessels.

At December 31, 2017, interest on these term bank loans ranged from 2.85% to 4.54%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2017	3.47%
Year ended December 31, 2016	2.71%
Year ended December 31, 2015	2.30%

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements for credit facilities and term loans throughout 2017:

Loan	Origination Date	Original Amount	Balance at January 1, 2017	New Loans	Prepaid	Repaid	Balance at December 31, 2017
Credit facility[1]	2004	179,384	70,135	—	30,391	8,150	31,594
Credit facility	2005	220,000	30,920	—	29,100	1,820	—
Credit facility	2006	371,010	171,010	—	—	20,000	151,010
Credit facility	2007	120,000	72,500	—	—	5,000	67,500
10-year term loan	2007	88,350	44,190	—	—	5,520	38,670
10-year term loan	2009	38,600	20,110	—	—	2,234	17,876
8-year term loan	2009	40,000	21,352	—	18,688	2,664	—
12-year term loan	2009	40,000	23,750	—	—	2,500	21,250
10-year term loan	2010	39,000	22,100	—	—	2,600	19,500
7-year term loan	2010	70,000	42,160	—	37,520	4,640	—
10-year term loan	2010	43,924	24,617	—	—	3,218	21,399
9-year term loan	2010	42,100	26,500	—	—	2,600	23,900
10-year term loan	2011	48,000	30,400	—	—	3,200	27,200
9-year term loan	2011	48,650	32,434	—	—	3,243	29,191
8-year term loan	2011	73,600	73,600	—	—	6,133	67,467
8-year term loan	2012	73,600	73,600	—	—	6,942	66,658
7-year term loan	2013	18,000	13,575	—	—	1,620	11,955
7-year term loan	2014	42,000	36,400	—	—	2,800	33,600
6-year term loan	2014	193,239	167,826	24,212	—	10,841	181,197
6-year term loan	2014	39,000	33,800	—	—	2,600	31,200
7-year term loan	2014	40,400	16,598	23,802	—	1,341	39,059
6-year term loan	2014	78,744	32,114	46,630	—	1,150	77,594
6-year term loan	2014	39,954	16,598	23,356	—	—	39,954
5-year term loan	2015	35,190	35,190	—	—	1,955	33,235
7-year term loan	2015	35,190	35,190	—	—	2,199	32,991
7-year term loan	2015	39,900	36,273	—	—	3,627	32,646
5-year term loan	2015	82,775	77,602	—	—	10,347	67,255
6-year term loan	2015	46,217	41,595	—	—	4,622	36,973
8-year term loan	2015	73,500	39,200	34,300	71,200	2,300	—
7-year term loan	2015	44,800	43,200	—	—	3,200	40,000
12-year term loan	2016	309,824	251,199	42,630	625	19,269	273,935
2&5-year term loan	2016	60,000	60,000	—	35,994	11,200	12,806
5-year term loan	2016	33,104	32,180	—	—	5,092	27,088
4-year term loan	2016	18,125	18,125	—	—	3,625	14,500
7 1⁄2-year term loan	2017	85,000	—	85,000	—	—	85,000
4-year term loan	2017	122,500	—	117,162	—	8,283	108,879

Total			1,766,043	397,092	223,518	176,535	1,763,082

1	This credit facility includes a fixed interest rate portion amounting to $8,617 as at December 31, 2017.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $113,427 at December 31, 2017 and $108,139 at December 31,2016, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Four loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $4,250. Four loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2017, the Company and its wholly owned subsidiaries had thirty-two loan agreements, totaling $1,763,082. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in certain of its loan agreements in respect of which an amount of $883 has been reclassified within current liabilities at December 31, 2017.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2017, are as follows:

Period/Year	Amount
2018	228,084
2019	256,775
2020	257,857
2021	357,573
2022	201,838
2023 and thereafter	460,955

1,763,082

7. Interest and Finance Costs, net

	2017	2016	2015
Interest expense	62,343	41,451	32,065
Less: Interest capitalized	(445)	(4,015)	(3,430)

Interest expense, net	61,898	37,436	28,635

Interest swaps termination cash settlements	(3,685)	—	—
Interest swap cash settlements non-hedging	—	1,086	2,201
Bunkers swap and call options cash settlements	(2,547)	(128)	7,427
Bunker call options premium	216	266	1,414
Amortization of loan fees	4,152	1,742	1,268
Bank charges	164	143	137
Finance project costs expensed	—	—	1,261
Change in fair value of non-hedging financial instruments	(3,359)	(4,672)	(9,116)
Net gain on the prepayment of a loan	—	—	(3,208)

Net total	56,839	35,873	30,019

At December 31, 2017, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $182,320, maturing from May 2018 through March 2021, on which it pays fixed rates averaging 2.71% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2017, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair values of such financial instruments as of December 31, 2017 and 2016, in aggregate amounted to $1,966 (negative) and $1,030 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2017, that is estimated to be reclassified into earnings within the next twelve months is $833.

At December 31, 2017 and 2016, the Company held one and five, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2017 and 2016 was $118 (positive) and $1,307 (positive), respectively. At December 31, 2015, the Company held twelve call option agreements with total value $154 (positive).The changes in their fair value during 2017, 2016 and 2015 amounting to $1,189 (negative), $1,153 (positive) and $154 (positive), respectively have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2017, the Company entered into two call option agreements and paid total premium of $216.

During 2017, the Company entered into nine bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2017, was $7,027 (positive). The change in the fair values as of December 31, 2017, was $4,548 (positive).

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The fair values of these financial instruments as of December 31, 2017 and 2016, were $3,264 (positive) and $2,479 (positive), respectively. The change in their fair value during 2017 was $785 (positive).

At December 31, 2015, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the change in its fair value during the 2015 has been included in Change in fair value of non-hedging financial instruments and amounted to a gain of $2,178. This interest rate swap expired on April 10, 2016.

8.	Stockholders’ Equity

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference.

On October 10, 2017, under the Company’s share-based plan the Company granted 110,000 restricted share units to all non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying financial statements.

In 2017, the Company sold 2,488,717 common shares from its treasury stock for net proceeds of $10,853 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to all non executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying Financial Statements.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $81,784, net of underwriter’s discount and other expenses. Dividends on the Series D Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing August 28, 2015, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 8.75% per annum of the stated liquidation preference.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At any time on or after April 29, 2020, the Series D Preferred Shares may be redeemed, in whole or in part, out of amounts available thereof, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On July 30, 2015, the Company issued 2,626,357 common shares at a value of $9.7881 per share so as to partially finance the acquisition of two resale contracts for the construction of VLCC tankers for delivery in 2016 and 2017.

As at December 31, 2015, under the existing share-based incentive plan approved by the shareholders, a further 868,950 RSUs or other share-based awards may be issued in the future. No (RSUs) were granted in 2015.

9.	Accumulated other comprehensive loss

In 2017, Accumulated other comprehensive loss increased to $5,305 ($4,313 in 2016) due to unrealized losses from hedging financial instruments of $992 (gains of $6,414 in 2016 and losses $437 in 2015).

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all granted RSUs (Note 8) using the treasury stock method.

Numerator	2017	2016	2015
Net income attributable to Tsakos Energy Navigation Limited	$7,612	$55,783	$158,217
Preferred share dividends, Series B	(4,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,437)	(4,437)	(4,437)
Preferred share dividends, Series D	(7,479)	(7,438)	(5,000)
Preferred share dividends, Series E	(7,860)	—	—
Net (loss) income attributable to common share holders	(16,164)	39,908	144,780

Denominator
Weighted average common shares outstanding	84,713,572	84,905,078	85,827,597

Basic and diluted (loss) earnings per common share	$(0.19)	$0.47	$1.69

For 2017, 2016 and 2015 there were no non-vested RSUs.

11.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 9.5% of the Company’s 2017 revenue (7.4% in 2016) was generated by the charterer affiliated to Polaris.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

13.	Commitments and Contingencies

At December 31, 2017, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future newbuildings, currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2017, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2018	282,501
2019	211,966
2020	185,954
2021	153,378
2022 to 2028	354,466

Minimum charter payments	1,188,265

These amounts do not assume any off-hire.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cashflows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $8,472 as compared to its carrying amount of $8,617 (Note 6). The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2017 and 2016 are as follows:

	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	189,763	189,763	187,777	187,777
Restricted cash	12,910	12,910	9,996	9,996
Investments	1,000	1,000	1,000	1,000
Debt	(1,763,082)	(1,762,938)	(1,766,043)	(1,765,726)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive Income or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value
	Financial instruments—Fair Value, net of current portion	— —	1 3,701	1,378 589	3,613 1,119

Subtotal		—	3,702	1,967	4,732

		Asset Derivatives		Liability Derivatives
		December 31,	December 31,	December 31,	December 31,
		2017	2016	2017	2016
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	—	—
Bunker swaps	Current portion of financial instruments—Fair value	5,715	1,014	—	—
Bunker swaps	Financial instruments—Fair Value, net of current portion	1,312	1,465	—	—
Bunker call options	Current portion of financial instruments—Fair value	—	1,307	—	—
Bunker call options	Financial instruments—Fair Value, net of current portion	118	—	—	—

Subtotal		7,145	3,786	—	—

Total derivatives		7,145	7,488	1,967	4,732

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments—Net effect on the Statements of Comprehensive Income

	Gain/(Loss) Recognized in Accumulated Other Comprehensive Income on Derivative (Effective Portion)	Amount
Derivative		2017	2016	2015
Interest rate swaps		(3,692)	3,015	(5,446)

Total		(3,692)	3,015	(5,446)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location	Amount
Derivative		2017	2016	2015
Interest rate swaps	Depreciation expense	(189)	(156)	(154)
Interest rate swaps	Interest and finance costs, net	(2,511)	(3,243)	(2,996)

Total		(2,700)	(3,399)	(3,150)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of December 31, 2017 and 2016 was $5,305 and $4,313 respectively.

Derivatives not designated as Hedging Instruments—Net effect on the Statement of Comprehensive Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income / (Loss) Location	Amount
Derivative		2017	2016	2015
Interest rate swaps	Interest and finance costs, net	—	(47)	(24)
Bunker swaps	Interest and finance costs, net	5,903	2,586	(1,206)
Bunker put options	Interest and finance costs, net	—	—	564
Bunker call options	Interest and finance costs, net	(213)	909	(1,260)

Total		5,690	3,448	(1,926)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2017 and 2016 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2017	December 31, 2016
Interest rate swaps	(1,967)	(1,030)
Bunker swaps	7,027	2,479
Bunker call options	118	1,307

	5,178	2,756

15.	Subsequent Events

a)	On January 30, 2018, the Company paid a dividend of $0.50 per share for its 8.00% Series B Preferred Shares.

b)	On January 30, 2018, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

c)	On February 28, 2018, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

d)	On February 28, 2018, the Company paid a dividend of $0.57812 per share for its 8.75% Series E Preferred Shares.

e)	On March 12, 2018, the Company declared a dividend of $0.05 per common share payable on May 10, 2018 to shareholders of record as of May 3, 2018.

f)	On March 19, 2018, the Company agreed to sell the VLCC Millennium to a third-party for a net amount of $17,690.

g)	As of April 2, 2018, the Company had raised $0.3 million from the sale of 88,651 common shares from its treasury stock in 2018.

The accompanying notes are an integral part of these consolidated financial statements.

T E N
MARATHON TS

GREEK
SHIPPING
AWARDS
2017
Lloyd's List

Captain Panagiotis N. Tsakos, Panagiotis N. Tsakos Jr., Elizabeth and Irene N. Tsakos accepting the Award for Achievement in Training for the Maria Tsakos Training Centre at the 2017 Lloyd's List Greek Shipping Awards.

PARTHENON TS
TEN

TNP
LISTED
NYSE

TEN LTD
TSAKOS ENERGY NAVIGATION LTD
TNP
NYSE

From TEN's 25 years Opening Bell Ceremony at the New York Stock Exchange, March 14, 2018

OUR FLEET

as of December 31, 2017

LNG

MARIA ENERGY	2016	NEO ENERGY	2007

CRUDE TANKERS

VLCC	
HERCULES I	2017
ULYSSES	2016
MILLENNIUM	1998
SUEZMAX	
EUROVISION	2013
DECATHLON	2012
EURO	2012
DIMITRIS P	2011
SPYROS K	2011
PENTATHLON	2009
ARCTIC	2007
ANTARCTIC	2007
ALASKA	2007
ARCHANGEL	2006
EUROCHAMPION 2004**	2005
EURONIKE**	2005
SILIA T	2002
AFRAMAX	
BERGEN TS	2017
MARATHON TS	2017
OSLO TS	2017
SOLA TS	2017
STAVANGER TS	2017
PARTHENON TS	2016
LEONTIOS H	2016
THOMAS ZAFIRAS	2016
ELIAS TSAKOS	2016
URAGA PRINCESS	2010
SAPPORO PRINCESS	2010
ASAHI PRINCESS	2009
ISE PRINCESS	2009
MARIA PRINCESS	2008
NIPPON PRINCESS	2008
IZUMO PRINCESS	2007
SAKURA PRINCESS	2007

* 51% Ownership
** Chartered-in

CLEAN/PRODUCT TANKERS

SUEZMAX - DP2 SHUTTLE	
LISBOA	2017
RIO 2016	2013
BRASIL 2014	2013
AFRAMAX LR	
PROTEAS	2006
PROMITHEAS	2006
PROPONTIS	2006
PANAMAX	
SUNRISE	2016
SUNRAY	2016
WORLD HARMONY	2009
CHANTAL	2009
SELINI	2009
SALAMINA	2009
SELECAO	2008
SOCRATES	2008
MAYA*	2003
INCA*	2003
ANDES	2003
HANDYMAX MR	
ARIADNE	2005
ARTEMIS	2005
AFRODITE	2005
APOLLON	2005
ARIS	2005
AJAX	2005
HANDYSIZE MR	
ANDROMEDA	2007
AEGEAS	2007
BYZANTION	2007
BOSPOROS	2007
AMPHITRITE	2006
ARION	2006
DIDIMON	2005

STRATEGIC FLEET GROWTH SINCE INCEPTION
(in million dwt)

(dwt)
0
1
2
3
4
5
6
7
8
0.23
0.27
0.32
0.70
0.80
1.30
1.42
1.42
1.42
2.23
2.68
2.82
2.93
4.18
4.67
4.92
4.97
4.97
5.01
4.47
4.79
5.10
5.06
6.21
7.23
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

2016

2015

2014

2013

2012

2011

2010

1993

TNP
LISTED
NYSE
Tsakos Energy Navigation Limited rings the Opening Bell today in celebration of its 25th Anniversary of Founding, and 15th anniversary of listing on The New York Stock Exchange (NYSE: TNP) today.
TEN Ltd. is one of the oldest and largest independent transporters of energy in the world owning a versatile fleet of modern crude and product tankers with strong ice-class capabilities, shuttle tankers and liquefied natural gas ("LNG") vessels.
TEN LTD
Tsakos Energy Navigation Ltd

2009

1994

2008

1995

2007

1996

2006

1997

2005

TEN LTD

Megaron Makedonia
367, Syngrou Ave. 175 64 Athens, Greece
Tel: + (30) 210 94 07 710 | Fax: + (30) 210 94 07 716
www.tenn.gr | e-mail: ten@tenn.gr

THE TSAKOS GROUP

FLEET TECHNICAL MANAGER

1998

1999

2000

2001

2002

2003

2004

www.artdesign.gr